                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        BELLWETHER EXPLORATION COMPANY
                        ------------------------------

                    COMMON STOCK, $.01 par value per share
                    --------------------------------------

                                  079895 20 7
                                  -----------

 Carol A. McCoy, 2001 Third Avenue South, Birmingham, AL  35233 (205) 325-4243
 -----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 30, 1996
                     ------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___

Check the following box if a fee is being paid with the statement     . (A fee
                                                                 -----
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 7 Pages
                                        ---

                                 SCHEDULE 13D

CUSIP NO. 079895 20 7
____________________________________________________________________________
(1)  Names of Reporting Persons. . . . . . . . . . . . Torchmark Corporation

     S.S. or I.R.S. Identification
     Numbers of Above Persons. . . . . . . . . . . . . 63-0780404
____________________________________________________________________________

(2)  Check the Appropriate Box if
     a Member of a Group

     (a) . . . . . . . . . . . . . . . . . . . . . . .

     (b) . . . . . . . . . . . . . . . . . . . . . . . X
___________________________________________________________________________

(3)  SEC Use Only. . . . . . . . . . . . . . . . . . .
___________________________________________________________________________

(4)  Source of Funds . . . . . . . . . . . . . . . . . 00
___________________________________________________________________________

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e). . . . . . . . . .
___________________________________________________________________________

(6)  Citizenship or Place of Organization. . . . . . . Delaware
___________________________________________________________________________

 Number of         (7) Sole Voting Power. . . . . . . . . 0
Shares Bene-       ______________________________________
 ficially          (8) Shared Voting Power. . . . . . . . 750,196
 Owned by          ______________________________________
Each Report-       (9) Sole Dispositive Power . . . . . . 0
 ing Person        ______________________________________
   With           (10) Shared Dispositive Power . . . . . 750,196
___________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person . . . . . . . . . . . . . . 750,196
____________________________________________________________________________

(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares . . . . . . . . . . . . .
____________________________________________________________________________

(13) Percent of Class Represented by
     Amount in Row (11). . . . . . . . . . . . . . . . 8.2%
___________________________________________________________________________

(14) Type of Reporting Person. . . . . . . . . . . . . CO,HC
____________________________________________________________________________

                                 SCHEDULE 13D
CUSIP NO. 079895 20 7
___________________________________________________________________________

(1)  Names of Reporting Persons. . . . . . . . . . . . United Investors
     Management Company

     S.S. or I.R.S. Identification
     Numbers of Above Persons. . . . . . . . . . . . . 51-0261715
____________________________________________________________________________

(2)  Check the Appropriate Box
     if a Member of a Group

     (a) . . . . . . . . . . . . . . . . . . . . . . .

     (b) . . . . . . . . . . . . . . . . . . . . . . .     [x]
____________________________________________________________________________

(3)  SEC Use Only. . . . . . . . . . . . . . . . . . .
_____________________________________________________________________________

(4)  Source of Funds . . . . . . . . . . . . . . . . . OO
____________________________________________________________________________

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e). . . . . . . . . .
____________________________________________________________________________

(6)  Citizenship or Place of Organization. . . . . . . Delaware
____________________________________________________________________________

  Number of         (7) Sole Voting Power. . . . . . . . . . 0
 Shares Bene-       _________________________________________
  ficially          (8) Shared Voting Power. . . . . . . . . 750,196
  Owned by          _________________________________________
 Each Report-       (9) Sole Dispositive Power . . . . . . . 0
 ing Person         _________________________________________
   With            (10) Shared Dispositive Power . . . . . . 750,196
----------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person . . . . . . . . . . . . . . 750,196
__________________________________________________________________________

(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares . . . . . . . . . . . . .
___________________________________________________________________________

(13) Percent of Class Represented by
     Amount in Row (11). . . . . . . . . . . . . . . . 8.2%
____________________________________________________________________________

(14) Type of Reporting Person. . . . . . . . . . . . . CO
___________________________________________________________________________

Item 1.  Security and Issuer.

          This Statement on Schedule 13D, filed jointly by Torchmark Corporation ("Torchmark") and United Investors Management Company ("UIMCO") (together, "Reporting Persons"), relates to the beneficial ownership of common stock and warrants to purchase common stock of Bellwether Exploration Company ("Bellwether"), a corporation incorporated under the laws of the State of Delaware. Bellwether maintains its principal executive offices at 1331 Lamar Street, Suite 1455, Houston, Texas 77010-3039.

Item 2.  Identity and Background.

          Torchmark Corporation, a Delaware corporation
          2001 Third Avenue South
          Birmingham, AL 35233

          United Investors Management Company, a Delaware corporation 400 Market Street
          Wilmington, DE   198850-9336

          Torchmark is an insurance and diversified financial services holding company. UIMCO is an intermediate-level holding company and a wholly-owned subsidiary of Torchmark. There have been no criminal proceedings in the last five years involving either Torchmark or UIMCO.

          Prior to UIMCO's sale of Torch Energy Advisors Incorporated ("Torch Energy") to incumbent Torch Energy management on September 30, 1996, Torch Energy distributed to UIMCO 562,696 shares of Bellwether common stock and warrants to purchase an additional 187,500 Bellwether common shares as a dividend.

Item 3.  Source and Amount of Funds or Other Consideration.

          UIMCO received the Bellwether common stock and warrants as an intercompany dividend prior to the sale of Torch Energy. No consideration was paid by UIMCO for the securities.

Item 4.  Purpose of Transaction.

          The Bellwether common stock and warrants were acquired by UIIMCO as an intercompany dividend from Torch Energy prior to the sale of Torch Energy. The Bellwether shares and warrants are held by UIMCO for investment purposes and not with an intent to control Bellwether. The warrants to acquire 187,500 Bellwether common shares at a strike price of $6.40 per share expire December 31, 1998.

          Other than as contained in the above description of the Bellwether warrants, Torchmark and UIMCO have no plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          (a)

                                                                            Total Common
                                                                            Shares Beneficially
                             Common                    Warrants             Owned and Purchasable
Name of Reporting            Shares                    Beneficially         in Connection with
Persons                      Beneficially  Owned       Owned                Exercise of Warrants       Percentage
Torchmark and UIMCO          562,696*                  187,500*             750,196                    8.2%

* Shares and warrants owned by UIMCO, a subsidiary of Torchmark

          (b) The reporting persons listed in response to Item (a) above have the shared right to vote and dispose of the shares listed as owned in the foregoing table.

          (c) Receipt of 562,696 common shares and warrants to purchase an additional 187,500 common shares transferred by dividend to UIMCO for no consideration prior to the September 30, 1996 sale of Torch Energy.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Material to be Filed as Exhibits

          (a) Joint Filing Agreement dated December 4, 1996 between Torchmark Corporation and United Investors Management Company.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 13, 1996                TORCHMARK CORPORATION

                                       By: /s/ Michael J. Klyce
                                           ------------------------------------
                                           Its Vice President and Treasurer


Date: December 13, 1996                UNITED INVESTORS MANAGEMENT COMPANY

                                       By: /s/ Michael J. Klyce
                                           -------------------------------------
                                           Its Treasurer

                            JOINT FILING AGREEMENT


          The undersigned, Torchmark Corporation and United Investors Management Company, hereby agree to file jointly the Schedule 13D and any amendments thereto required under the Securities Exchange Act of 1934 for their ownership of common stock and warrants to purchase additional common stock of Bellwether Exploration Company. This Joint Filing Agreement shall be effective commencing with its execution and shall continue until revoked in writing by the parties hereto.

          Done this 4th day of December, 1996.


                                       Torchmark Corporation

Attest: /s/ Carol A. McCoy              by /s/ Michael J. Klyce
        ---------------------------       -------------------------------------
        Secretary                         Its Vice President and Treasurer



                                       United Investors Management Company

Attest: /s/ Carol A. McCoy              by /s/ Michael J. Klyce
        ---------------------------       -------------------------------------
        Assistant Secretary               Its Treasurer